SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Press Release, dated April 11, 2007, regarding the new organization model announced by the Telecom Group.

ITEM 1

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, April 11th, 2007

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE.:	Information Art. 23º - Listing Rules

I am writing you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you the new organization model announced by the Telecom Group effective as of today.

Yours sincerely,

Telecom Argentina S.A.

Pedro Gastón Insussarry
Responsible for Market Relations

Buenos Aires, April 11, 2007

We inform the new organization model of the TELECOM GROUP, effective as of today:

•	DIRECTOR OF CORPORATE MATTERS, Mr. Carlos A. FELICES (Interim)

•	DIRECTOR OF ADMINISTRATION, FINANCE AND CONTROL, Mr. Valerio CAVALLO

Responsible for the financial and administrative management of the Group, and for the relationship with the local and international financial community.

•	DIRECTOR OF HUMAN RESOURCES POLICIES, Mr. Guillermo P. GULLY

Responsible for the definition of human resources policies, development of tools to support the Group’s human resources management and to guarantee the corporative security.

•	DIRECTOR OF LEGAL AFFAIRS, Mr. Carlos A. ZUBIAUR

Responsible for ensuring the Group’s legal matters and claims affecting the fixed, mobile and internet businesses.

•	DIRECTOR OF COMMUNICATIONS AND EXTERNAL AFFAIRS, Mr. Luis A. PERAZO

Responsible for maintaining the relationship with the media and developing the Group’s Social Responsibility activities.

•	DIRECTOR OF INFORMATION SERVICES, Mr. Guillermo P. GULLY

Responsible for developing and ensuring the corporate systems, managing the data center and the IT infrastructure of the Group.

•	DIRECTOR OF INSTITUTIONAL RELATIONSHIPS, Mr. Jorge A. FERRAROTTI

Responsible of representing the Group at local government entities.

•	DIRECTOR OF OPERATIONS, MR. MARCO PATUANO

•	MOBILE TELEPHONY UNIT, Mr. Guglielmo NOYA

Responsible for the development and management of the Mobile Telephony activities.

•	NETWORK UNIT, Mr. Mario F. CAPALBO

Responsible for the development and management of the fixed and mobile telecommunications networks.

•	FIXED TELEPHONY, LARGE ACCOUNTS AND WHOLESALE UNIT, Mr. Alberto M. DE CARLI

Responsible for the development and management of the fixed telephony activities for the segments of Large Accounts, Corporations, National and International Wholesale.

•	FIXED TELEPHONY, RESIDENTIAL AND SMES UNIT, Mr. Simone BATTIFERRI

Responsible for the development and management of the fixed telephony activities for the Residential and SMEs Segments. The Unit gives service to the Fixed Telephony, Large Clients and Wholesale, and Network Units in activities related to the development and assurance of IT.

•	DIRECTOR OF REGULATORY AFFAIRS, Mr. Marco PATUANO (Interim)

Responsible for the Group’s relations with regulatory and consumer protection related entities.

•	DIRECTOR OF PROCUREMENT, Mr. José M. PEÑA FERNANDEZ

Responsible for the processes of procurement, logistics and real estate management and to ensure the facility management services of the Group.

•	DIRECTOR OF HUMAN RESOURCES SERVICES, Mr. Juan J. SCHAER

Responsible for the management of the human resources and industrial relations of the Group.

•	DIRECTOR OF MEDIA STRATEGY AND AUDIOVISUAL PRODUCTION, Mr. Raúl KRISLAVIN

Responsible for the purchase and coordination of media related activities, sponsorship of events and audiovisual productions.

•	PROJECT MANAGEMENT OFFICE, Mr. Marcelo O. FUENTES

Responsible for conducting the project management activities of the Operations Direction.

•	CONTROLLING AND PLANNING MANAGER, Mr. Héctor G. BUSCALIA

Responsible for the planning, controlling and revenue assurance activities of the Fixed Telephony business, as well as the evaluation of investment projects for the fixed and mobile business.

Appendix 1 shows the organization chart corresponding to the first managerial level (only in Spanish)

DIRECTORIO
DIRECCION GENERAL
DIRECCION
DIRECCION DE UNIDAD
GERENCIA
(*) Con vigencia a partir del 15 de Abril
DIRECTORIO
PRESIDENTE:
AMADEO R. VAZQUEZ
AUDITORIA
RICARDO D. LUTTINI (*)
SECRETARIA GENERAL
MARIA D. CARRERA SALA
DIRECCION GENERAL EJECUTIVA
CARLOS A. FELICES
DIRECCION GENERAL CORPORATIVA
CARLOS A. FELICES (Int.)
DIRECCION GENERAL OPERATIVA
MARCO PATUANO
ADMINISTRACION, FINANZAS Y CONTROL
VALERIO CAVALLO
COMUNICACIONES Y RELACIONES EXTERNAS
LUIS A. PERAZO
POLITICAS DE RECURSOS HUMANOS
GUILLERMO P. GULLY
SERVICIOS INFORMATICOS
GUILLERMO P. GULLY
JURIDICO
CARLOS A. ZUBIAUR
RELACIONES INSTITUCIONALES
JORGE A. FERRAROTTI
MARCO REGULATORIO
MARCO PATUANO (Int.)
ESTRATEGIA DE MEDIOS DE COMUNICACION Y PRODUCCION
RAUL KRISLAVIN
ABASTECIMIENTO
JOSE M. PEÑA FERNANDEZ
PROJECT MANAGEMENT OFFICE
MARCELO O. FUENTES
SERVICIOS AL PERSONAL
JUAN J. SCHAER
PLANEAMIENTO Y CONTROL DE GESTION
HECTOR G. BUSCALIA
UNIDAD TELEFONIA MOVIL
GUGLIELMO NOYA
UNIDAD RED
MARIO F. CAPALBO
UNIDAD TELEFONIA FIJA GRANDES CLIENTES Y WHOLESALE
ALBERTO M. DE CARLI
UNIDAD TELEFONIA FIJA RESIDENCIAL Y PYMES
SIMONE BATTIFERRI

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 13, 2007	By:	/s/ Amadeo R. Vázquez
			Name:	Amadeo R. Vázquez
			Title:	President